SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 11-K


(Mark One)

X   ANNUAL  REPORT PURSUANT TO SECTION 15(d) OF THE  SECURITIES
    EXCHANGE ACT OF 1934  [FEE REQUIRED].

          For the fiscal year ended December 31, 1995

                              OR

    TRANSITION  REPORT  PURSUANT  TO  SECTION  15(d)   OF   THE
    SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].



For the transition period from ____________ to __________________.


                 Commission File No.  33-55629


  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 ANNTAYLOR, INC. SAVINGS PLAN


  B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                    ANNTAYLOR STORES CORPORATION
      -----------------------------------------------------
      (Exact name of registrant as specified in its charter)


      142 West 57th Street, New York, NY             10019
      ----------------------------------             -----
    (Address of principal executive offices)       (Zip Code)


                              (212) 541-3300
          --------------------------------------------------
          (Registrant's telephone number, including area code)



=========================================================================


ANNTAYLOR, INC. SAVINGS PLAN


TABLE OF CONTENTS
- -------------------------------------------------------------------------


                                                          Page
                                                          ----
Independent Auditors' Report ...............................1



Financial Statements:

Statements of Net Assets Available for Benefits, December
  December 31, 1995 and 1994   .............................2

Statements of Changes in Net Assets Available for
  Benefits for the Years Ended December 31, 1995 and 1994...3

Notes to Financial Statements...............................4




Supplemental Schedules:

Form 5500:
- ----------

Item 27a - Schedule of Assets Held for Investment
  Purposes at December 31, 1995............................10

Item 27d - Schedule of Reportable Transactions for
  the Year Ended December 31, 1995.........................11



======================================================================


INDEPENDENT AUDITORS' REPORT
- ----------------------------

AnnTaylor, Inc. Savings Plan:

   We have audited the accompanying statements of net assets available for benefits of the AnnTaylor, Inc. Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the
Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

   Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995, and of reportable transactions for the year ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP
New York, New York
June 25, 1996

====================================================================

ANNTAYLOR, INC. SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS, DECEMBER 31, 1995 AND 1994




Assets:
- -------
                                                    1995             1994
Investments at fair value:                      ----------        ---------
   Mutual funds................................ $4,383,726       $3,439,984
   Money market funds .........................    129,668           26,437
   AnnTaylor Stores Corporation Common Stock...    103,522           14,541
                                                 ---------        ---------
   Total investments...........................  4,616,916        3,480,962
                                                 ---------        ---------



Receivables:
   Employer contributions......................     58,367           46,831
   Employee contributions......................    121,266          100,567
   Accrued income..............................      9,979              196
                                                 ---------        ---------
   Total receivables                               189,612          147,594
                                                 ---------        ---------

Other liabilities                                   55,440              ---
                                                 ---------        ---------
Net assets available for benefits               $4,751,088       $3,628,556
                                                 =========        =========


                     See notes to financial statements.

============================================================================
ANNTAYLOR, INC. SAVINGS PLAN


STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS FOR THE YEARS
ENDED DECEMBER 31, 1995 AND 1994


                                                    1995          1994
                                                 ---------     ---------

ADDITIONS TO NET ASSETS ATTRIBUTED TO
INVESTMENT ACTIVITIES:

Dividend income.................................  $142,734      $ 55,406
Investment income...............................   117,894        92,992
Net appreciation (depreciation) in fair
   value of investments.........................   349,565      (104,802)
                                                   -------       -------

Total additions attributed to investment
   activities...................................   610,193        43,596
                                                   -------       -------



ADDITIONS TO NET ASSETS ATTRIBUTED TO
CONTRIBUTION ACTIVITIES:

Employer contributions..........................   341,588       295,595
Employee contributions.......................... 1,416,946     1,138,377
Rollover contributions..........................   126,302         9,134
                                                 ---------     ---------

Total additions attributed to contribution
  activities...................................  1,884,836     1,443,106
                                                 ---------     ---------

BENEFITS PAID TO PARTICIPANTS..................  1,372,497       840,745
                                                 ---------     ---------


INCREASE IN NET ASSETS AVAILABLE
FOR BENEFITS...................................  1,122,532       645,957


NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year...........................   3,628,556     2,982,599
                                                 ---------     ---------

  End of year.................................  $4,751,088    $3,628,556
                                                 =========     =========


              See notes to financial statements.

=========================================================================


ANNTAYLOR, INC. SAVINGS PLAN

Notes to Financial Statements
- -------------------------------------------------------------------------

1. PLAN DESCRIPTION

     The following description of the AnnTaylor, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description, which is available from the plan administrator, for a more complete description of the Plan's provisions.


  General
  -------
     The Plan is a contributory, defined contribution plan established by AnnTaylor, Inc. (the "Company") as of July 1, 1989. The Plan covers all employees of the Company who have completed a twelve consecutive month period of at least 1,000 hours of service. It is subject to the provisions of the Employment Retirement Income Security Act of 1974 ("ERISA").


  Contributions
  -------------
     The Company contributes to the Plan 50% of the Participant's before-tax contributions, or after-tax contributions, or both, subject to an overall maximum Company matching contribution of 3% of the participant's compensation. As of the last day of each Plan year, the Company may make an additional Company matching contribution in an amount, as determined by the Board of Directors, of up to 100% of the amount of Company matching contributions for such year.

     Participants may make pre-tax contributions in an amount not less than 1% or more than 10% of their compensation for each pay period. Participants aggregate pre-tax contributions may not exceed $9,240 (as indexed for inflation) for the 1995 plan year. A participant may elect to make after-tax contributions in an amount not to exceed 10% of their compensation when combined with pre-tax contributions. Total employee contributions are subject to limitations imposed by the Internal Revenue Service. All employee contributions shall be remitted to the trustee and invested together with Company contributions. All contributions to the Plan by or on behalf of a participant shall be invested in one or all of the following Investment Funds, or such other Investment Funds which the administrative committee of the Plan may from time to time specify:

     (a) Fund A, which is a Fixed Income Fund invested in pools of investments that provide a fixed rate of return for a specified period of time,

     (b) Fund B, which is an Equity Fund invested in equity securities designed to appreciate in value,

     (c) Fund C, which is a Balanced Fund invested in a diversified portfolio of high-yielding securities, or

     (d) Fund D, which is the AnnTaylor Common Stock Fund which
         invests   primarily  in  shares  of  AnnTaylor   Stores
         Corporation Common Stock.

=======================================================================

ANNTAYLOR, INC. SAVINGS PLAN

Notes to Financial Statements (continued)
- -----------------------------------------------------------------------

  Participant Accounts
  --------------------
     Each participant's account is credited with (a) the participant's contributions, (b) the Company's matching contributions, and (c) an allocable share of plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the vested balance in their account.


  Vesting
  -------
     The Plan provides that participants have no vested interest in Company contributions or plan earnings thereon credited to their accounts until they have three years of service, at which time they are 50% vested. Vesting increases by 25% per year up to 100% after five years of service. The Plan provides 100% vesting of a participant's account balance upon their retirement, death or disability.

     Participants are fully vested at all times with respect to employee contributions and earnings thereon.


  Payment of Benefits
  -------------------
     Participants or their beneficiaries are entitled to receive their entire account balance, in accordance with the vesting provisions of the Plan, upon retirement, death, disability or employment termination. All distributions are lump sum payments. Participants whose account balances are in excess of $3,500 may elect deferred payment.

  Forfeitures
  -----------
     Amounts forfeited by participants shall be used to reduce future Company contributions.



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies followed by the Plan are detailed below:

     * The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

     *  Investments   are  reported  at  fair  value  which, for
        investments traded publicly including mutual funds, is based on published market prices.

     *  Interest on investments is recorded as earned.

     *  Dividend income is recorded on ex-dividend dates.

     *  Security transactions are recorded as of the trade date.



======================================================================

ANNTAYLOR, INC. SAVINGS PLAN

Notes to Financial Statements (continued)

- ----------------------------------------------------------------------


3.  INVESTMENTS

     Fleet  Bank, N.A. is the Plan Trustee.  The Plan  Trustee
  invests  all employee and Company contributions, as well  as
  earnings  thereon, pursuant to the terms of the  Plan.   The
  Plan trustee has custody of all assets in the funds.

     Investments that represent 5% or more of the  Plan's  net
  assets are separately identified.
                                                        December 31,
                                                    1995           1994
                                                    ----           ----
  Investments at fair value as determined by
  Quoted Market Prices:
    Mutual funds:
       Fidelity Magellan Fund.................... $2,305,926    $1,619,821
       Fidelity Managed Income Portfolio.........  1,863,007           ---
       Fidelity Open End Portfolio...............        ---     1,797,226
       Fidelity Puritan Fund.....................    214,793        22,937
       Galaxy Money Market Fund..................    129,668        26,437
                                                   ---------     ---------
       Total Mutual funds........................  4,513,394     3,466,421

     Ann Taylor Stores Corporation Common Stock..    103,522        14,541
                                                   ---------     ---------

  Total Investments.............................. $4,616,916    $3,480,962
                                                   =========     =========



  Net Appreciation (Depreciation) in Fair Value of Investments
  ------------------------------------------------------------

     The Plan's investments, (including investments bought and sold, as well as held during the year) appreciated in value by $349,565 during the year ended December 31, 1995 and depreciated in value by $104,802 during the year ended December 31, 1994, as shown below.



                                                   Year Ended December 31,
                                                      1995         1994
                                                      ----         ----

  Net Change in Fair Value of Investments:
  Mutual funds..................................... $474,300     $(102,609)
  AnnTaylor Stores Corporation Common Stock........ (124,735)       (2,193)
                                                     -------      --------
  Net appreciation (depreciation).................. $349,565     $(104,802)
                                                     =======      ========


===========================================================================


ANNTAYLOR, INC. SAVINGS PLAN

Notes to Financial Statements (continued)
- ---------------------------------------------------------------------------

4. SUMMARY  OF  NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN
   NET ASSETS AVAILABLE FOR BENEFITS BY SEPARATE FUND

                                     Fiscal 1995

                                   Fixed                      Company
                                  Income    Equity  Balanced    Stock
                                   Fund      Fund     Fund       Fund     Total
                               --------    -------  --------  -------   --------
ADDITIONS (DEDUCTIONS) TO NET
ASSETS ATTRIBUTED TO INVESTMENT
ACTIVITIES:
Dividend income                     ---   $133,500  $ 9,234       ---   $142,734
Investment income              $112,892      4,347      294     $ 361    117,894
Net appreciation (depreciation)
  in fair value of investments      ---    460,254   14,046  (124,735)   349,565
                                -------    -------   ------  --------    -------
Total additions (deductions)
  attributed to investment
   activities                   112,892    598,101   23,574  (124,374)   610,193
                                -------    -------   ------  --------    -------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO CONTRIBUTION
  ACTIVITIES:
Employer contributions          130,585    144,513   32,639    33,851    341,588
Employee contributions          574,441    641,624   96,272   104,609  1,416,946
Rollover contributions           37,179     50,713   18,764    19,646    126,302
Transfers in from other funds    11,301     41,817  106,473    78,139    237,730
                                -------    -------  -------   -------  ---------

Total additions attributed
  to contribution activities    753,506    878,667  254,148   236,245  2,122,566
                                -------    -------  -------   -------  ---------

DEDUCTIONS FROM NET ASSETS:
Participant withdrawals         666,777    683,561   13,801    8,358   1,372,497
Transfers out to other funds    130,178     71,512   19,518   16,522     237,730
                                -------    -------   ------  -------   ---------

Total deduction from net assets 796,955    755,073   33,319   24,880   1,610,227
                                -------    -------   ------  -------   ---------

INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS           69,443    721,695  244,403   86,991   1,122,532

NET ASSETS AVAILABLE FOR
BENEFITS:
Beginning of period           1,830,189  1,729,421   24,364   44,582   3,628,556
                              ---------  ---------   ------   ------   ---------

End of period                $1,899,632 $2,451,116 $268,767 $131,573  $4,751,088
                              =========  =========  =======  =======   =========

Total number of units of
  participation               1,191,292  1,063,134  254,851    9,623

Net asset value per unit      $   1.595  $   2.306  $ 1.055  $13.673


==============================================================================
ANNTAYLOR, INC. SAVINGS PLAN

Notes to Financial Statements (continued)
- --------------------------------------------------------------------------------

SUMMARY OF NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES  IN  NET
ASSETS AVAILABLE FOR BENEFITS BY SEPARATE FUND (continued)

                                               Fiscal 1994
                            --------------------------------------------------
                             Fixed                           Company
                             Income      Equity    Balanced   Stock
                              Fund        Fund       Fund     Fund      Total
                             ------      ------     ------   -------   -------
ADDITIONS (DEDUCTIONS) TO
NET ASSETS ATTRIBUTED TO
INVESTMENT ACTIVITIES:
Dividend income                 ---   $   55,066  $    340       ---   $ 55,406
Investment income        $   92,384          511         8   $    89     92,992
Net depreciation in fair
 value of investments           ---     (102,135)     (474)   (2,193)  (104,802)
                           --------     --------   -------    ------   --------
Total additions
 (deductions) attributed
 to investment activities    92,384      (46,558)     (126)   (2,104)    43,596
                           --------      -------    ------    ------    -------

ADDITIONS TO NET ASSETS
ATTRIBUTED TO CONTRIBUTION
ACTIVITIES:
Employer contributions      148,877      143,854       577     2,287    295,595
Employee contributions      570,210      562,206     1,799     4,162  1,138,377
Rollover contributions          645        2,934     2,934     2,621      9,134
Transfers in from other
  funds                       1,982       56,865    19,180    37,616    115,643
                            -------      -------   -------   -------   ---------

Total additions
  attributed to
  contribution
  activities                721,714      765,859    24,490    46,686  1,558,749
                           --------     --------   -------   -------  ---------

DEDUCTIONS FROM NET
ASSETS:
Participant withdrawals     482,305      358,440       ---       ---    840,745
Transfers out to other
  funds                      82,717       32,926       ---       ---    115,643
                            -------      -------    ------   -------    -------

Total deduction from
  net assets                565,022      391,366        ---      ---    956,388
                            -------      -------    -------   -------   -------

INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS      249,076      327,935     24,364   44,582    645,957

NET ASSETS AVAILABLE FOR
BENEFITS:
Beginning of period       1,581,113    1,401,486        ---      ---  2,982,599
                          ---------    ---------    -------    -----  ---------

End of period            $1,830,189   $1,729,421    $24,364  $44,582 $3,628,556
                          =========   ==========    =======   ======= =========

Total number of units
  of participation        1,193,141      929,544     50,269      934

Net asset value per uni      $1.534       $1.861      $.485  $47.732



5.  PRIORITIES UPON TERMINATION OF THE PLAN

     The Company expects and intends to continue the Plan indefinitely, but reserves the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan. In the event of termination, participants will be 100% vested in their accounts.


6.  ADMINISTRATIVE COSTS

     Professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan. The Company, at any time, may elect to have all such expenses paid by the Plan.


=======================================================================



ANNTAYLOR, INC. SAVINGS PLAN

Notes to Financial Statements (continued)

- -----------------------------------------------------------------------


7.  TAX STATUS

     The  Plan  obtained  its latest determination  letter  on
  August 10, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


8.  FORFEITURES

     During  the  years  ended December  31,  1995  and  1994,
  forfeitures   of   approximately   $54,883   and    $36,360,
  respectively,    were   allocated    to    reduce    Company
  contributions.


9.  PARTICIPANT WITHDRAWALS PAYABLE

     As of December 31, 1995 and 1994, there were unprocessed distribution requests of $300,052 and $227,597, respectively. These amounts have not been recorded in the Plan's financial statements but are included as a liability and benefit payments in the Plan's Form 5500 Annual Return/Report of Employee Benefit Plan for the applicable Plan year.





=======================================================================

ANNTAYLOR, INC. SAVINGS PLAN

 ITEM  27a  - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
              DECEMBER 31, 1995
 ----------------------------------------------------------------------


 Party in
 Interest
 Current                       (c) Description              (e) Current
   (a)  (b) Identity of Party    of Investment  (d) Cost       Value
 ------  -------------------   ---------------  ----------   ----------

   No    Fidelity Magellan Fund   26,819 shares  $1,948,821  $2,305,926

   No    Fidelity Managed
          Income               1,863,007 shares   1,863,007   1,863,007
          Portfolio

   No    Fidelity Puritan
           Fund                   12,627 shares     201,476     214,793

   No    Galaxy Money Market
           Fund                  129,668 shares     129,668     129,668

  Yes    AnnTaylor Stores
           Corporation
           Common Stock            9,978 shares     219,475     103,522
                                                  ---------   ---------

                                                 $4,362,447  $4,616,916
                                                  =========   =========


  Employer Identification Number:  51-0297083
                                   ----------
  Plan Number:  001
              -----



========================================================================

ANNTAYLOR, INC. SAVINGS PLAN



ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
           DECEMBER 31, 1995
- ------------------------------------------------------------------------

                                                                               (h)
                                                        (f)                  Current
                                                     Expenses                Value of
   (a)                                               Incurred                Asset on
Identity      (b)         (c)        (d)      (e)     with                     Trans-
of Party  Description  Purchase    Selling    Lease   Trans-     (g) Cost     action   (i) Net
Involved   of Asset      Price      Price     Rental  action     of Asset      Date      Gain
- --------   ---------   -------    ---------  ------   ------     --------    --------  ---------
SINGLE TRANSACTIONS:
- --------------------

Fidelity    Fidelity
Investments Managed
            Income
            Portfolio       ---     $186,845    ---    ---   $  186,845     $  186,845       ---




SERIES OF TRANSACTIONS:
- ----------------------

Fidelity
Investments Fidelity
            Magellan   $702,613          ---    ---    ---          ---             ---        ---
            Fund            ---     $476,762    ---    ---   $  418,438      $  476,762    $58,324


Fidelity
Investments Galaxy
            Money
            Market   $2,832,728          ---    ---    ---         ---             ---        ---
            Funds           ---   $2,556,690    ---    --- $ 2,556,690      $2,556,690        ---

Fidelity
Investments Fidelity
            Puritan    $185,423         ---     ---    ---         ---             ---        ---
            Fund

Fidelity
Investments Fidelity
            Managed
            Income     $627,107         ---     ---    ---         ---            ---        ---
            Portfolio      ---     $561,326     ---    ---    $561,326     $  561,326        ---

Ann Taylor  AnnTaylor
Stores      Stores
Corp.       Corp.
            Common
            Stock      $232,244         ---      ---  $648         ---            ---         ---





Employer Identification Number: 51-0297083
                                -----------
Plan Number:  001
              ---

=============================================================================



                          SIGNATURES







   The  Plan.   Pursuant to the requirements of the Securities
Exchange Act of 1934, the Investment Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 AnnTaylor, Inc. Savings Plan



                                 By:  /s/  Walter J. Parks
                                      ------------------------------
                                           Walter J. Parks
                                      Senior Vice President - Finance

June 25, 1996


======================================================================

                                             June 25, 1996

Via EDGAR Transmission

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Filing Desk


        Re: AnnTaylor Stores Corporation
            Annual Report to the AnnTaylor, Inc. Savings Plan on Form 11-K


Dear Sirs/Madams:

        On behalf of AnnTaylor Stores Corporation, enclosed and transmitted to you for filing pursuant to the Securities Exchange Act of 1934, as amended, via the Electronic Data Gathering Analysis and Retrieval System (EDGAR), is the Annual Report for the AnnTaylor, Inc. Savings Plan on Form 11-K, for the fiscal year ended December 31, 1995.

        Pursuant to Rule 3a of the Rules of Practice, the filing fee of $250 is in a wire transfer to Mellon Bank in Pittsburgh, Pennsylvania on June 24, 1996.

        Please contact the undersigned if you have any questions or comments with respect to the foregoing.


                                Very truly yours,

                                /s/  Sallie A. DeMarsilis
                                -------------------------
                                     Sallie A. DeMarsilis
                                     Assistant Controller